82-735

L'ORÉAL

NEWS RELEASE

04 APR 12 AM 7:21

Clichy, Wednesday April 7th 2004 – 6.00pm

FIRST QUARTER 2004 SALES: 3.7 BILLION EUROS

A GOOD START TO THE YEAR

The consolidated sales of L'ORÉAL, at March 31st 2004, amounted to 3.7 billion euros.

The group's like-for-like sales growth was +5.4% based on constant group structure and exchange rates.

The impact of currency fluctuations was negative at -4.5%.

The acquisition of the controlling interest in Shu Uemura in Japan, and of Mininurse in China, led to a net structural impact of +0.4%.

Growth in published sales compared with the first quarter of 2003 was +1.3%.

News release

Mr Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal, commented: "These figures seem extremely encouraging even if we attach only relative importance to the performance of a single quarter. It should be noted that the first quarter of last year was particularly strong reflecting the decision at the time to bring forward launches notably in the Consumer Division.

All the cosmetic divisions have made a good start to the year and the achievements in each geographical zone are in line with our expectations. In West Europe the progression comes on top of a particularly high base of comparison last year. In North America the group is continuing on the momentum of the success in 2003. In the rest of the world extremely high rates of growth are being achieved.

The dermatology business, however, has been confronted with difficult conditions in its core market, the United States.

In the coming months a more favourable historical comparison should allow us to further improve our growth rate. The impact of currency fluctuations, once again strongly negative at the end of March, should be noticeably reduced over the rest of the year, based on present exchange rates."

dlw 4/14

L'ORÉAL

Cosmetics sales growth by operational division and geographic zone

		1st quarter 2004	
	€M	growth	
		Like-for-like	Published figures
By division			
Professional Products	510	+6.9%	+3.0%
Consumer Products	2,040	+4.7%	+0.5%
Luxury Products	822	+5.3%	+0.9%
Active Cosmetics	273	+15.7%	+14.0%
Cosmetics total	**3,670**	**+5.7%**	**+1.7%**
By geographic zone			
Western Europe	1,993	+1.1%	+0.8%
North America	926	+5.7%	-6.4%
Rest of the World, of which:	751	+20.5%	+16.8%
- Asia	313	+16.8%	+13.3%
- Latin America	160	+22.9%	+16.1%
- Eastern Europe	128	+30.8%	+23.4%
- Other countries	150	+17.7%	+20.1%
Cosmetics total	**3,670**	**+5.7%**	**+1.7%**
Dermatology(1)	57	-12.6%	-20.0%
Group total	**3,732**	**+5.4%**	**+1.3%**

(1) Group share, i.e. 50%

Contacts at L'ORÉAL

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33.1.47.56.83.45
http://www.loreal-finance.com

Analysts and institutional investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax : +33.1.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

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